February 21, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Office of the Chief Accountant

100 F. Street NE

Washington, DC 20549

Attention:	Ms. Louise Dorsey, Associate Chief Accountant

CC:	Mr. Jeffrey Sears, Division of Corporation Finance

RE:	Change in Year-End Date

Dear Ms. Dorsey:

In accordance with our telephone conversations of today in which you communicated to us that the SEC has concluded that ITGH is the predecessor entity for the merger of entities under common control, ITG, the Registrant would like to add further factual information to support its conclusion of the financial statement periods to be presented for its 2006 Form 10-K. As outlined in our letter of February 12, 2007 under Concern and Conclusion #3, ITG believes that its year-end change was effective prior October 1, 2006 and therefore the transition period would be October 3, 2005 to December 31,2005. ITG reaches this interpretation based upon the following facts, guidance and reasoning:

•

ITGH had considered changing its year-end as early as December 2005 as a result of its business model and the significant number of international affiliates who are required by law to report on a calendar year basis for statutory reporting. ITG basically reached the decision to change its year-end to a calendar year-end by May of 2006. However, it did not formally proceed with the change of year-end at such time because of the proposed merger with Safety Components (“SCI”).

•

The merger transaction between ITGH and SCI was legally structured whereby ITGH became a subsidiary of SCI and SCI shares being issued in exchange for ITGH shares. Based upon guidance as of the date of the proposed merger both KPMG and PWC indicated that SCI would be the predecessor for financial reporting. Only subsequently did PWC change its position, especially after the SEC speech in December 2006 which occurred well after the decision to change ITGH’s fiscal year.

•

The Merger Agreement between ITGH and SCI was finalized on August 29, 2006. As a part of the merger process, ITGH had decided to change its year-end and based upon its accounting interpretation had assumed that it would be when it was merged with Safety Components.

•

The accounting for the merger is an as-is pooling continuing the operation of both companies from the date of common control which is December 2, 2005. While most assets are thereby combined at historical or carrying values, for the calculation of the minority interest and the fair value of assets, the Measurement Date is August 29, 2006 or when the merger was agreed upon.

•

Upon the agreement of the two companies to merge on August 29, 2006 the merger was within the control WL Ross, the parent, who owned greater than 75% of each entity. The economics of the transaction had been finalized as of this date.

•	ITGH was a private company with no obligation to file a change in its fiscal year prior to the effectiveness of the S-4 Registration Statement.
•	The S-4 authorizing the merger was effective on September 22, 2006.

Based upon the above factors ITG believes that ITGH’s year-end change was prior to what would have historically been its year-end of October 1, 2006. With the determination that its year-end had changed on August 29, 2006 with the Merger Agreement, ITG would then apply the transition rules which requires the registrant, ITG, to file a transition report on Form 10-K for the necessary transition period (generally, from the end of its most recently completed fiscal year which would have been October 2, 2005 for ITGH). This transition report will be for the period October 3, 2005 to December 31, 2005 and would include the results and accounts of SCI from the date of common control (December 2, 2005) to December 31, 2005. At such time, both ITGH and SCI would have the same fiscal year for the twelve months 2006.

In closing, ITG believes that its interpretation of the financial statement periods to be presented is consistent with the facts related to the merger of ITGH and SCI and in accordance with the guidance on changes in fiscal years. ITG also believes that its interpretation of the periods to be presented for its 2006 Annual Report on Form 10-K provides the investor and the public the most meaningful and useful information regarding the Registrant.

Thank you for allowing us to further clarify our conclusion on financial statement presentation. You may contact me at (336) 379-6286, or email me at gary.smith@itg-global.com with any questions.

Sincerely,

/s/ Gary L. Smith

Gary L. Smith

Executive Vice President

and Chief Financial Officer